Virtual Sapiens, INC.

**FINANCIAL STATEMENTS**

*For the fiscal year ended December 31, 2020 and 2021*

*(Unaudited)*

# VIRTUAL SAPIENS, INC.
## Balance Sheets

|  | As of December 31, | |
|  | 2021 | 2020 |
| --- | --- | --- |
| **ASSETS** | | |
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | $ 93,415 | 17,840 |
| TOTAL CURRENT ASSETS | 93,415 | 17,840 |
| TOTAL ASSETS | 93,415 | 17,840 |
| **LIABILITIES AND SHAREHOLDERS EQUITY** | | |
| **CURRENT LIABILITIES** | | |
| Notes payable | $ 65,000 | - |
| TOTAL LIABILITIES | 65,000 | |
| **SHAREHOLDERS' EQUITY** | | |
| Capital Stock (10,000,000 shares authorized, 5,070,000 shares issued and outstanding. $.0001 par value) | $ 507 | - |
| Paid in Capital | 102,963 | 33,470 |
| Retained earnings | (75,055) | (15,630) |
| TOTAL LIABILITIES AND SHAREHOLDER EQUITY | 93,415 | 17,840 |

## VIRTUAL SAPIENS, INC.
### Statement of Operations

|  | 2021 | 2020 |
|---|---|---|
| **Operating income** | | |
| Direct revenue | $ 7 | - |
| Workshop Revenue | 15,200 | - |
| Cost of Goods Sold | (464) | - |
| **Gross Profit** | **14,743** | **-** |
| **Operating Expenses** | | |
| Advertising & Marketing | $ (210) | - |
| General and Administrative (includes Legal) | (12,291) | (5,130) |
| Research and Development | (61,666) | (10,500) |
| Sales | 0 | 0 |
| **Net Income** | **(59,425)** | **(15,600)** |

## VIRTUAL SAPIENS, INC. CAPITALIZATION

| | COMMON STOCK | | PREFERRED STOCK | | Additional Paid-in Capital | Retained earnings (Accumulated Deficit) | Total |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | |
| BEGINNING BALANCE, SEPTEMBER 25, 2020 (INCEPTION) | - | $ - | - | $ - | $ 33,470 | $ (15,630) | $ 17,840 |
| Contributions | 5,070,000 | 507 | - | - | 69,493 | - | $ 70,000 |
| Other comprehensive gain/(loss) | - | - | - | - | - | - | $ - |
| Net income | - | - | - | - | - | $ (59,425) | $ (59,425) |
| ENDING BALANCE, DECEMBER 31, 2021 | 5,070,000 | $ 507 | - | - | $ 102,963 | $ (75,055) | $ 28,415 |

### VIRTUAL SAPIENS, INC.
### Statement of Cash Flows

|  | 2021 | 2020 |
|---|---|---|
| **Cash Flows From Operating Activities** |  |  |
| Net Income (Loss) For The Period | **(59,425)** | **(15,630)** |
|  |  |  |
| **Net Cash Flows From Operating Activities** | **(59,425)** | **(15,630)** |
| **Cash Flows From Financing Activities** |  |  |
| Notes | 65,000 | - |
| Equity | 70,000 | 33,470 |
| **Net Cash Flows From Financing Activities** | **135,000** | **33,470** |
| **Cash at Beginning of Period** | 17,840 | 33,470 |
| **Net Increase (Decrease) In Cash** | (75,575) | (15,630) |
| **Cash at End of Period** | 93,415 | 17,840 |

# VIRTUAL SAPIENS, INC.
## NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended December 31, 2021 and 2020

### 1. ORGANIZATION AND PURPOSE

Virtual Sapiens, Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company operates an AI based communication coaching application and derives revenue from coaching, consulting and analytics during video events.

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

#### a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

#### b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

#### c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2021 and December 31, 2020, the Company's cash positions include its operating bank account.

### d) Research and Development and Legal Fees

Research and Development fees consist of product development and technical talent costs.
Legal fees consist of legal services provided for the creation of the Company and SAFE financing.

### e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

## 3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.